Exhibit 99.23

News Release

THERATECHNOLOGIES ANNOUNCES CLOSING OF US$57.5 MILLION BOUGHT DEAL OFFERING

OF 5.75% CONVERTIBLE UNSECURED SENIOR NOTES

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Montreal, Canada – June 19, 2018 – Theratechnologies Inc. (TSX: TH) is pleased to announce today that it has closed its previously announced “bought deal” offering of 5.75% convertible unsecured senior notes (the “Notes”) in an aggregate principal amount of US$57.5 million (the “Offering”), including the exercise in full of the underwriters’ over-allotment option.

The Notes were sold on a “bought deal” basis through a syndicate of underwriters led by RBC Capital Markets and including National Bank Financial Inc., CIBC Capital Markets, Mackie Research Capital Corp., Canaccord Genuity Corp. and Echelon Wealth Partners Inc.

The Notes are direct, senior, unsecured obligations of Theratechnologies and bear interest at a rate of 5.75% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on December 31, 2018. The Notes will be listed and posted for trading on the Toronto Stock Exchange under the symbol “TH.DB.U” at the opening of markets today.

Theratechnologies intends to use the net proceeds of the Offering to fund payments totaling US$23,850,000 due under the third amendment of the EMD Serono termination agreement, an amount of approximately US$5,000,000 for the approval and commercialization of TrogarzoTM in Europe and other jurisdictions, an amount of approximately US$5,000,000 to fund working capital and the remainder will be allocated for other general corporate purposes, including potential acquisitions in the execution of its business plan.

The Notes issued under the Offering were offered by way of a short form prospectus filed with the securities regulatory authorities in each of the provinces of Canada. Copies of the final short form prospectus and documents incorporated therein by reference are available electronically under Theratechnologies’ profile on SEDAR at www.sedar.com.

The Notes and the common shares issuable upon the conversion or redemption of the Notes have not been registered under the U.S. Securities Act of 1933, as amended. Accordingly, the Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933 and other applicable securities laws

This news release shall not constitute an offer to sell or the solicitation of an offer to buy in any jurisdiction, nor shall there be any offer, solicitation or sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful.

About Theratechnologies

Theratechnologies (TSX: TH) is a specialty pharmaceutical company addressing unmet medical needs to promote healthy ageing and an improved quality of life among HIV patients. Further information about Theratechnologies is available on the Company’s website at www.theratech.com and on SEDAR at www.sedar.com.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on the management’s belief and assumptions and on information currently available to the company’s management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate” or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the completion of the Offering and the use of proceeds of the Offering.

Forward-looking statements are based upon a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions include but are not limited to the approval and commercialization of TrogarzoTM in Europe and in other jurisdictions and the completion of any potential acquisitions in the execution of Theratechnologies’ business plan. Investors should refer to the “Risk Factors” sections of the company’s annual information form dated February 6, 2018 and the short form prospectus dated June 12, 2018 for additional risks and uncertainties about Theratechnologies. The annual information form and the short form prospectus are available on SEDAR at www.sedar.com. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent the company’s expectations as of that date. The company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Information:

Denis Boucher

Vice President, Communications and Corporate Affairs

514-336-7800 ext. 236